UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12-b-25

NOTIFICATION OF LATE FILING

(X)Form 10-KSB      ( ) Form 20-F       ( )Form 11-K      ( )Form
10-Q       ( )Form N-SAR

For Period Ended:  June 30, 1999

PART I - REGISTRANT INFORMATION

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
(Full Name of Registrant)

811 South Platinum
(Address of Principle Executive Office)

Deming, New Mexico 88030
(City, State, and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be elimitated without unreasonable effort or expens;
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB will be filed on or before the fifteenth calendar day following the presecibed due date;
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     The Board of Directors of Mimbres Valley Farmers Association, Inc. could not hold its meeting to adopt the financial statements of the Company until September 28, 1999. The Board did not adopt the financial statements until 3:30 p.m. Mountain Time, which was the deadline to file electronically the 10-KSB report with the Securities and Exchange Commission. There was not adequate time after the Board adopted the financial statements to file electronically the Form 10-KSB before the 5:30 p.m. deadline (Eastern Time) on September 28.

PART IV - Other Information
(1) Name and telephone number of person to contact in regard to this notification:
     Dean Stovall, Chief Executive Officer, Mimbres Valley Farmers Association, Inc.
     505-546-2769

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12
     month period been filed.         Yes (X)                No( )

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included
     in the subject report or portion thereof?           Yes ( )
               No (X)


MIMBRES VALLEY FARMERS ASSOCIATION, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



By:  /s/ Dean Stovall
Dean Stovall, Chief Executive Officer

Date:   September 29, 1999